UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number  0-8415

                           Dauphin Deposit Corporation
              (Exact name of registrant as specified in its charter)


              213 Market Street, Harrisburg, PA 17101 (717) 225-2121 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, par value $5.00 per share

            (Titles of each class of securities covered by this Form)


                                 None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [X]             Rule 12h-3(b)(1)(i)   [X]
     Rule 12g-4(a)(1)(ii)     [  ]            Rule 12h-3(b)(1)(ii)  [  ]
     Rule 12g-4(a)(2)(i)      [  ]            Rule 12h-3(b)(2)(i)   [  ]
     Rule 12g-4(a)(2)(ii)     [  ]            Rule 12h-3(b)(2)(ii)  [  ]
                                              Rule 15d-6            [  ]

      Approximate  number  of  holders  of  record  as of the certification or
   notice date:   0

      Pursuant to the requirements of the Securities Exchange Act of 1934, First Maryland Bancorp, as successor by merger to Dauphin Deposit Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:       July 10, 1997      By: /s/ Jerome W. Evans
                                     Name: Jerome W. Evans
                                     Title: Executive Vice President and Chief
                                            Financial Officer

   Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.